UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-43046

Green Circle Decarbonize Technology Limited

(Registrant’s Name)

Green Circle Decarbonize Technology Limited

Unit 1809, Prosperity Place, 6 Shing Yip St.

Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Green Circle Decarbonize Technology Limited, a Cayman Island exempted company (the “Company”) is furnishing this Form 6-K to provide results for the six months ended September 30, 2025 in connection with the unaudited interim condensed consolidated financial statements for the six months ended September 30, 2025.

Exhibits.

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements for the Six Months Ended September 30, 2025
101. INS	Inline XBRL Instance Document.
101. SCH	Inline XBRL Taxonomy Extension Schema Document
101. CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101. DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101. LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101. PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Green Circle Decarbonize Technology Ltd.

Date: February 6, 2026	By:	/s/ Chan Kam Biu Richard
Chan Kam Biu Richard
Chief Executive Officer and Director